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                              November 18, 2022

       Marek Bakun
       Executive Vice President and Chief Financial Officer
       The St. Joe Company
       130 Richard Jackson Boulevard , Suite 200
       Panama City Beach , FL 32407

                                                        Re: The St. Joe Company
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 10-Q for the
quarterly period ended September 30, 2022
                                                            File No. 001-10466

       Dear Marek Bakun:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 49

   1. In future filings, both in the current period and prospectively, please expand your disclosures to
specifically discuss how increased interest rates impact your results of operations and your
financial condition.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.
 Marek Bakun
The St. Joe Company
November 18, 2022
Page 2


FirstName LastNameMarek Bakun      Sincerely,
Comapany NameThe St. Joe Company
                                   Division of Corporation Finance
November 18, 2022 Page 2           Office of Real Estate & Construction
FirstName LastName